December 20, 2021

VIA EDGAR

Ms. Alison White
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re:    American Century ETF Trust (the “Registrant”)
    File Nos. 333-221045; 811-23305

Dear Ms. White:

This letter responds to your comments that we discussed on November 23, 2021, relating to Post-Effective Amendment No. 65 to the Registrant’s Registration Statement filed on October 13, 2021, for the principal purpose of adding a new series, Avantis U.S. Small Cap Equity ETF (AVSC) (the “Fund”). For your convenience, we restate each of your comments prior to our responses.

Prospectus

1.Comment: Please update the EDGAR series and class ID with ticker symbols.

Response: We acknowledge your comment and will make the requested updates prior to the effective date.

2.Comment: Please provide a completed fee table and expense example.

Response: The completed fee table and expense example are set forth below:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.25%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.25%
1 Other expenses are based on estimated amounts for the current fiscal year.

Example
The example below is intended to help you compare the costs of investing in the fund with the costs of investing in other funds. The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods, that you earn a 5% return each year, and that the fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 year	3 years
$26	$81

3.Comment: In the Principal Investment Strategies section of the prospectus, you state: “Value companies may be defined as those with lower price relative to book value ratio or other fundamental value. High profitability companies may be defined as those with high cash based operating profitability.” Why use the term “may” and not “are”?

Response: As further discussed in the response to Comment 4 below, we have revised this paragraph of the Principal Investment Strategies section. The revised disclosure uses more definitive language to describe how the portfolio managers define value and profitability characteristics.

4.Comment: Please revise description of Fund's strategy to address the advisor’s investment decision making and portfolio construction process using definitive language that is clear, concise, and understandable. Revised disclosure could address items such as the types of data and analyses the advisor will actually consider and any portfolio construction parameters or constraints in place.

Response: We have revised the second paragraph of the Principal Investment Strategies section for clarity, and to provide additional details about the portfolio construction process and parameters. The paragraph now reads as follows:

“The fund seeks securities of companies that it expects to have higher returns by placing an enhanced emphasis on securities of companies with smaller market capitalizations and securities of companies with higher profitability and value characteristics. Conversely, the fund seeks to underweight or exclude securities it expects to have lower returns, such as securities of larger companies with lower levels of profitability and less attractive value characteristics. To identify small capitalization companies with higher profitability and value characteristics, the portfolio managers use reported and/or estimated company financials and market data including, but not limited to, shares outstanding, book value and its components, cash flows from operations, and accruals. The portfolio managers define “value characteristics” mainly as adjusted book/price ratio (though other price to fundamental ratios may be considered). The portfolio managers define “profitability” mainly as adjusted cash from operations to book value ratio (though other ratios may be considered). The portfolio managers may also consider other factors when selecting a security, including industry classification, the past performance of the security relative to other securities, its liquidity, its float, and tax, governance or cost considerations, among others. When portfolio managers identify securities with the desired capitalization, profitability, value, and past performance characteristics, they seek to include these securities in the broadly diversified portfolio. The weighting of a security within the portfolio is linked to the market capitalization of the security relative to that of other eligible securities. The portfolio managers may dispose of a security if it no longer has the desired market capitalization, profitability, or value characteristics. When determining whether to dispose of a security, the portfolio managers will also consider, among other things, relative past performance, costs, and taxes. The portfolio managers review the criteria for inclusion in the portfolio on a regular basis to maintain a focus on the desired broad set of small capitalization companies.”

5.Comment: In the Principal Investment Strategies section of the prospectus, you state: “Currently, companies smaller than the largest 1000 U.S. companies or companies representing the bottom 10% of the market capitalization of all U.S. listed companies or companies in the fund’s benchmark may be considered U.S. small capitalization companies.” Please revise for clarity.

Response: We have revised this sentence to read as follows: “The portfolio managers consider the following to be small capitalization companies: (i) companies smaller than the largest 1000 U.S. companies; (ii) companies representing the bottom 10% of the market capitalization of all U.S. listed companies; and (iii) companies in the fund’s benchmark.”

6.Comment: In the “Small Cap Stock Risk” in the Principal Risks section, you include the statement that “investments in smaller foreign companies may experience more price volatility.” Given that the Fund will primarily invest in U.S. companies, it is unclear why you mention foreign companies here. Please advise or revise.

Response: We have revised the “Small Cap Stock Risk” to remove the reference to foreign companies.

7.Comment: Please revise the Item 9 disclosure to reflect the comments made on the corresponding disclosure in Item 4.

Response: We have revised the Item 9 disclosure accordingly.

8.Comment: In the Calculation of NAV section, you include disclosure regarding the valuation of securities that are traded principally on a foreign exchange. Please confirm that this is applicable, given that the Fund will invest primarily in the U.S.

Response: We confirm that this disclosure is applicable. While investment outside the U.S. is not part of the Fund’s principal investment strategies, the Fund may hold non-U.S. securities on a limited basis, through deliberate investment or otherwise (e.g., as a result of corporate actions). Accordingly, we believe it is appropriate to include disclosure regarding the valuation of such securities.

Statement of Additional Information

9.Comment: Please delete or supplementally explain the legal basis for the statement that “Each fund reserves the absolute right to reject or revoke a purchase order transmitted to it by the transfer agent if ... acceptance of the Fund Deposit would, in the discretion of the fund or the advisor, have an adverse effect on the fund or the rights of beneficial owners...". In proposing rule 6c-11, the Commission has stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019). The

disclosure in question is sufficiently broad to run counter to the Commission’s position.

Additionally, the staff would like to better understand the circumstances surrounding the provision that would allow for the suspension of creations in circumstances (ii) and (iv). Please provide an additional explanation of these items.

Response: We agree that the issuance of creation units should be suspended only for a limited time and only due to extraordinary circumstances, and the Fund would not interpret the disclosure in question as permitting suspensions in circumstances running counter to the Commission’s position.

The disclosure primarily addresses the rejection by a fund of a particular purchase order, rather than the suspension of the issuance of creation units generally. For example, a fund may reject a purchase order if the advisor has reason to believe that the authorized participant would be unable to complete the transfer of the deposit securities. To the extent the disclosure does apply to the blanket suspension of the issuance of creation units, a fund would only impose such a suspension in extraordinary circumstances, such as when severe illiquidity in the markets in which a fund’s holdings are traded would cause an adverse effect on that fund’s shareholders (e.g., because the inability to purchase securities with the cash component of the fund deposit would result in excessive cash drag). Thus, while the disclosure is necessarily broad to afford the funds flexibility to deal with a variety of potential situations, it is applied only in a manner consistent with the Commission’s position articulated in Release Nos. 33-10515 and 33-10695.

Similarly, clauses (ii) and (iv) are not primarily concerned with suspension of creations generally, but rather address situations where the acceptance of a particular creation order may result in adverse tax consequences for a fund or its shareholders. For example, if a purchase order would result in a single beneficial owner holding 80% or more of a fund’s shares, acceptance of that purchase order could result in that fund having a basis in the deposited portfolio securities different from the market value of such securities on the date of the deposit pursuant to sections 351 and 362 of the Internal Revenue Code. Further, there may be circumstances in which the acceptance of a creation order could jeopardize a fund’s status as a regulated investment company under the Internal Revenue Code. Clauses (ii) and (iv) provide that a fund may reject a creation order in these or similar circumstances.

If you have any questions regarding the above responses, please contact the undersigned at evan_johnson@americancentury.com or 816-340-3267.

                        Sincerely,

                            /s/ Evan C. Johnson
                             Evan C. Johnson
                             Assistant Secretary